CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

April 13, 2018

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2017 Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2017 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 22, 2018 (the “Comment Letter”) to the Company, with respect to the Company’s Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2017 (the “Form 10-K/A”) and Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2017 (the “Form 10-Q/A”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.

Form 10-K/A for the Fiscal Year Ended June 30, 2017

1.	We note that you have filed an amended Form 10-K to reclassify the cash outflow of acquisitions payable from operating activities to investment activities in the statement of cash flow. In light of this material change in cash flows provided by operating and investing activities, it appears that you should mark the 2017 column in the statement of cash flows as “restated.” Also, your auditor should perform and necessary procedures as a result of the restatement and revise the date of their audit report accordingly. Also, please explain to us how these changes affect your conclusion that Disclosure Controls and Procedures were effective as of June 30, 2017 and Internal Controls over Financial Reporting were effective at June 30, 2017. Please advise or revise accordingly.

Response:

In the Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017, we will mark the 2017 column in the statement of cash flows as “Restated.” the Company’s independent registered public accounting firm had performed necessary procedures as a result of the restatement and will update the audit report in the Amendment No. 2 accordingly. Due to the reclassification of cash flows made in operating and investing activities, we conclude that the Disclosure Controls and Procedures were not effective as of June 30, 2017 and Internal Controls over Financial Reporting were not effective as of June 30, 2017. We will revise the conclusion in the Amendment No. 2.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2017

Financial Statements

2.	We note that you have amended note 2 to your December 31, 2017 interim financial statements and only included note 2 in your amended 10-Q for the quarter ended December 31, 2017. Please note that when one part of an item is amended, the item must be filed as amended in its entirety. Therefore, please revise your 10-Q/A for the quarter ended December 31, 2017 to provide the whole of your financial statements under Item 1. Please refer to Rule 12b-15 of the Exchange Act of 1934 which requires that any amendments set forth the complete text of each item amended. Updated certifications should also be included in your revised report.

Response:

In the Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended December 31, 2017, we will provide the whole financial statements under Item 1. The Amendment No. 2 will include the previously revised note 2 from the Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2017. We will also update certifications in the Amendment No. 2.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li
Chief Executive Officer